Exhibit 99.3

Seanergy Maritime Holdings Corp. Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2021

Highlights of the Second Quarter of 2021:

◾	Gross revenues: $28.9 million in Q2 2021 compared to $9.3 million in Q2 2020, up 209%
◾	Net income: $2.0 million in Q2 2021, as compared to a net loss of $11.3 million in Q2 2020
◾	EBITDA[1]: $10.8 million in Q2 2021, as compared to negative $2.1 million in Q2 2020
◾	Adjusted EBITDA[1]: $11.3 million in Q2 2021, as compared to negative $1.8 million in Q2 2020

Highlights of First Six Months of 2021:
◾	Gross revenues: $50.0 million in 6M 2021 compared to $23.1 million in 6M 2020, up 116%
◾	Net income: $0.6 million in 6M 2021, as compared to a net loss of $19.6 million in 6M 2020
◾	EBITDA[1]: $17.3 million in 6M 2021 as compared to negative $1.1 million in 6M 2020
◾	Adjusted EBITDA[1]: $19.2 6M 2021, as compared to negative $0.5 million in 6M 2020

Second Quarter of 2021 and Recent Developments:
◾	Fleet increase by 45% with the delivery of 5 modern Japanese Capesizes
◾	Fleet modernization through substitution of the fleet’s oldest Capesize with an eight year younger vessel
◾	New time charter agreements with prominent charterers
◾	Financing and refinancing transactions of $117.3 million including a $30.9 million sale and leaseback & new loan commitment

July 29, 2021 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP), announced today its financial results for the second quarter ended June 30, 2021.

For the quarter ended June 30, 2021, the Company generated gross revenues of $28.9 million, a 209% increase compared to the second quarter of 2020. Adjusted EBITDA for the quarter was $11.3 million, from negative $1.8 million in the same period of 2020          . Net income for the second quarter was $2.0 million compared to net loss of $11.3 million in the second quarter of 2020. The daily Time Charter Equivalent (“TCE”)1 of the fleet for the second quarter of 2021 was $20,095, marking a 270% increase compared $5,424 for the second quarter of 2020.

For the six-month period ended June 30, 2021, gross revenues were $50.0 million, increased by 116% when compared to $23.1 million in same period of 2020. Adjusted EBITDA for the first six months of 2021 was $19.2 million, compared to a negative adjusted EBITDA of $0.5 million in the same period of 2020. The daily TCE of the fleet for the first six months of 2021 was $18,327 compared to $6,985 in the first six months of 2020. The average daily OPEX was $5,766 compared to $5,353 of the respective period of 2020.

Cash and cash-equivalents, restricted cash and term deposits as of June 30, 2021 stood at $56.4 million. Shareholders’ equity at the end of the second quarter was $199.4 million, vs. $95.7 million in December 31, 2020. Long-term debt (senior and junior loans and financial leases) stood at $203.8 million as of June 30, 2021, from $169.8 million as of the end of 2020. In the same period, following the addition of four of our new acquisitions, the book value of our fleet (including vessels held for sale and advances for vessel acquisitions) increased by 43.3% to $367.9 million from $256.7 million.

1 EBITDA and Time Charter Equivalent (“TCE”) rate are non-GAAP measures. Please see the reconciliation below of EBITDA to net loss and TCE rate to net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.

Third Quarter 2021 TCE Guidance:

As of the date hereof, approximately 94% of the Company fleet’s expected operating days in the third quarter of 2021 have been fixed at an estimated TCE of approximately $28,8802, or 63% higher than the TCE recorded in the first half of the year. Our TCE guidance for the third quarter of 2021 includes certain conversions (8 vessels) of index-linked charters to fixed for the 3-month period ending on September 30, 2021 which were concluded in the first and second quarter of 2021 as part of our freight hedging strategy. The following table provides the break-down:

	Operating Days	TCE
TCE - fixed rate (index-linked conversion)	719.6	$28,049
TCE - fixed rate	136.6	$28,782
TCE - index linked & spot	591.9	$29,913
Total / Average	1,448.1	$28,880

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“The six-month period that ended on June 30, 2021, marks a significant turning point for Seanergy, with strong financial performance, being the first profitable first-half since the Company’s relaunching in 2015. Most importantly, we have successfully concluded many  milestone transactions that saw Seanergy’s fleet growing by more than 60% while solidifying our financial standing.

Concerning our results for the second quarter of 2021, our daily TCE was approximately $20,000, marking an increase of 270% compared to the TCE of the second quarter of 2020. The TCE of the fleet for the first 6 months of 2021 was about $18,300 per day as compared to a daily TCE of approximately $7,000 in the first half of 2020. As discussed in our last earnings release, our TCE performance in the second quarter was affected by certain less favorable conversions of index-linked charters to fixed which were concluded in the fourth quarter of 2020 as part of our freight hedging strategy. However, our Q3 guidance is very strong at close to $29,000 per day. Adjusted EBITDA for the second quarter and first half of 2021 was $11.3 million and $19.2 million respectively, as compared to negative adjusted EBITDA by $1.85 million and $0.5 million in the respective periods of 2020. Net result for the quarter was a profit of $2.0 million, which was sufficient to reverse the slight losses of the first quarter of the year resulting in a profitable first half for our Company.

Regarding our fleet growth and renewal strategy, since the beginning of the year, our investment in our fleet has totaled approximately $160 million, and we have agreed to acquire 6 high-quality Japanese Capesize bulkers of an average age of 10.5 years, with the most recent acquisition being that of the 2009 built M/V Friendship. This vessel will essentially replace the oldest vessel in our fleet, the 2001 built M/V Leadership, which we agreed to sell to third-party buyers. This asset swap is improving the age profile of our fleet and enhances its competitiveness and compliance with the upcoming environmental regulations.

To date we have taken delivery of five out of the six new acquisitions and the last vessel, the 2012 built Worldship is scheduled to be delivered to us in August, followed by the delivery of the M/V Leadership to her new owners in September. The total investment capex of about $160 million has been fully funded by our cash reserves, which remain strong following these acquisitions, and newly concluded debt financing arrangements.

On the debt financing front, in the first half of 2021, we have successfully concluded new financings and refinancings of $104.3 million whilst making $69.7 million prepayments and repayments on our legacy debt facilities. The resulting net increase in our debt by $34.6 million, against an increase in the book value of our fleet by $158.9 million, implies a 22% effective loan-to-value on our new acquisitions. Next to the significant deleveraging of the balance sheet, the retirement of expensive debt and its replacement with competitively priced financings reflects positively on our bottom line. Indicatively, the weighted average interest rate on the facilities that were fully prepaid was 8.4% as compared to 3.35% for the new $104.3 million financings.  We also expect that the terms of our financings will improve further going forward.

2 This guidance is based on certain assumptions and there can be no assurance that these TCE estimates or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE realized will vary with the underlying index, and for the purposes of this guidance, the TCE assumed for the remaining operating days of an index-linked T/C is equal to the last invoiced average of the BCI for the respective T/C, which is approximately equal to $30,000 as compared to an average FFA rate of $36,000 per day for August and September 2021 as of July 26, 2021. Spot estimates are provided using the load-to-discharge method of accounting. Load-to-discharge accounting recognizes revenues over fewer days as opposed to the discharge-to-discharge method of accounting used prior to 2018, resulting in higher rates for these days and only voyage expenses being recorded in the ballast days. Over the duration of the voyage (discharge-to-discharge) there is no difference in the total revenues and costs to be recognized. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

Concerning the commercial deployment of our fleet, in 2021 to date, we have concluded seven new period employment agreements ranging from 12 months to 5 years. All time-charters have been concluded with world-leading charterers in the Capesize sector, including NYK, Cargill, Anglo American and Ssangyong. The underlying rates are mainly index-linked, in most cases with options to convert to fixed based on the prevailing freight futures curve, allowing us to capitalize on potential spikes in the day-rates. Taking advantage of the strong market conditions, we have concluded fixed rate T/Cs at rates exceeding $31,000 per day for periods ranging from 12 to 18 months for two vessels. We continue to position our fleet optimally for what we believe to be an unfolding commodities super-cycle, which will underscore the importance of dry bulk shipping and especially that of the Capesize sector in global seaborne trade.

With respect to the implementation of our ESG agenda and as part of our continuous efforts to improve the energy efficiency rating of our fleet, we have installed Energy Saving Devices (“ESDs”) on an additional vessel and we have agreed with Cargill to install ESDs on another vessel in the coming months. Moreover, we have partnered with DeepSea for the installation of Artificial Intelligence performance systems on our fleet with proven benefit on fuel consumption. Finally we are in progressed discussions with other charterers for similar ESD projects, as well as for biofuel blend trials, which we believe to be one of the most efficient ways to transition into a greener future for shipping.

Regarding current market conditions, we are very pleased to see a consistent positive trend in our sector with daily rates above $20,000/ day since the beginning of April. Looking ahead, we are entering the seasonally “strong” period for Brazilian iron ore exports as local miners are ramping up production, supported by favorable weather conditions and “clean” plant maintenance schedules. At the same time coal prices are at the highest level of the last decade resulting in steadily rising seaborne coal volumes-a positive trend that defies the seasonal patterns of the last years.  On that basis, and considering the favorable vessel-supply fundamentals of our sector with the orderbook standing at the lowest level of the last 25 years, as amplified by the catalytic effect of the upcoming environmental regulations, we feel confident about the prospects of the Capesize market.

As mentioned earlier, our daily TCE for the third quarter, based on 94% of our available days, stands at approximately $29,000, which is 63% higher than our 1H TCE. As part of our forward rates hedging strategy, we have triggered the “floating to fixed” feature on 8 of our index-linked charterers at an average net daily rate of approximately $28,050. This in combination with the solid outlook for our sector will form the basis for what we expect to be a further improved financial performance in the next quarter.

On a closing note, we have worked tirelessly and determinedly over the last 18 months to execute consistently on our strategic initiatives and place Seanergy amongst the most prominent Capesize owners globally. We remain committed to delivering additional value for our shareholders.”

Company Fleet following vessels’ deliveries and the sale of the M/V Leadership:

Vessel Name	Vessel Size Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	Minimum T/C duration
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked (1)	3 years
Championship	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked (2)	5 years
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked (3)	3 years
Premiership	Capesize	170,024	2010	Sungdong	Yes	T/C Index Linked (4)	3 years
Squireship	Capesize	170,018	2010	Sungdong	Yes	T/C Index Linked (5)	3 years
Knightship	Capesize	178,978	2010	Hyundai	Yes	T/C Index Linked (6)	3 years
Gloriuship	Capesize	171,314	2004	Hyundai	No	T/C Index Linked (7)	10 months
Fellowship	Capesize	179,701	2010	Daewoo	No	T/C Index Linked (8)	1 year
Geniuship	Capesize	170,058	2010	Sungdong	No	T/C Index Linked (9)	11 months
Hellasship	Capesize	181,325	2012	Imabari	No	T/C Index Linked (10)	11 months
Flagship	Capesize	176,387	2013	Mitsui	No	T/C Index Linked (11)	5 years
Patriotship	Capesize	181,709	2010	Saijo - Imabari	Yes	T/C Fixed Rate-$31,000/day (12)	1 year
Tradership	Capesize	176,925	2006	Namura	No	T/C Index Linked(13)	11 months
Friendship	Capesize	176,952	2009	Namura	No	T/C Index Linked(14)	17 months
Goodship	Capesize	177,536	2005	Mitsui	No	Voyage/Spot
Worldship (15)	Capesize	181,415	2012	Japanese Shipyard	Yes	T/C Fixed Rate -$31,750/day(16)	1 year
Total / Average age		2,829,631 11.4

(1)
Chartered by a major European utility and energy company and delivered to the charterer on September 11, 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between 3 and 12 months, based on the prevailing Capesize Forward Freight Agreement Rate (“FFA”) for the selected period.

(2)
Chartered by Cargill. The vessel was delivered to the charterer on November 7, 2018 for a period of employment of 60 months, with an additional period of about 24 to about 27 months at the charterer’s option. The daily charter hire is based on the BCI plus a net daily scrubber premium of $1,740. In addition, the time charter provides the option to convert the index linked rate to a fixed rate for a period of between 3 and 12 months based on the Capesize FFA for the selected period.

(3)
Chartered by a major European utility and energy company and delivered on August 4, 2019 for a period of minimum 33 to maximum 37 months with an optional period of 11-13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $3,735 until May 2021. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(4)
Chartered by Glencore and was delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(5)
Chartered by Glencore and was delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(6)
Chartered by Glencore and was delivered to the charterer on May 15, 2020 for a period of about 36 to about 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI.

(7)
Chartered by Pacbulk Shipping and delivered to the charterer on April 23, 2020 initially for a period of about 10 to about 14 months. Upon expiration of the current T/C period, in June 2021, the vessel commenced the second extension period up to minimum January 1, 2022 to maximum April 30, 2022. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate, based on the prevailing Capesize FFA for the selected period.

(8)
Chartered by Anglo American, a leading global mining company, and expected to be delivered to the charterer towards the beginning of June 2021 for a period of minimum 12 to maximum 15 months from the delivery date. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of minimum three and maximum 12 months, based on the prevailing Capesize FFA for the selected period.

(9)
Chartered by Pacbulk Shipping and was delivered to the charterer on March 22, 2021 for a period of about 11 to about 14 months from the delivery date. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate based on the prevailing Capesize FFA for the selected period.

(10)	Chartered by NYK Line and was delivered to the charterer on May 10, 2021 for a period of minimum 11 to maximum 15 months. The daily charter hire is based at a premium over the BCI.

(11)
Chartered by Cargill. The vessel was delivered to the charterer on May 10, 2021 for a period of 60 months. The daily charter hire is based at a premium over the BCI minus $1,325 per day. In addition, the time charter provides the option to convert the index linked rate to a fixed rate for a period of minimum 3 to maximum 12 months based on the Capesize FFA for the selected period.

(12)	Chartered by a European cargo operator and was delivered to the charterer on June 7, 2021 for a period of minimum 12 to maximum 18 months. The daily charter hire is fixed at $31,000.

(13)	Chartered by a major South Korean industrial company and was delivered to the charterer on June 15, 2021 for a period employment of 11 to 15 months. The daily charter hire is based on the BCI.

(14)	Chartered by NYK Line and was delivered to the charterer on July 29, 2021 for a period of minimum 17 to maximum 24 months. The daily charter hire is based at a premium over the BCI.

(15)	Prompt delivery

(16)	Chartered by a U.S. commodity trading company and will be delivered to the charterer upon its delivery for a period of about 12 to 16 months. The daily charter hire is fixed at $31,750.

Fleet Data:

(U.S. Dollars in thousands)

	Q2 2021	Q2 2020	6M 2021	6M 2020
Ownership days (1)	1,164	910	2,155	1,820
Operating days (2)	1,122	863	2,055	1,764
Fleet utilization (3)	96.4%	94.8%	95.4%	96.9%
TCE rate (4)	$20,095	$5,424	$18,327	$6,985
Daily Vessel Operating Expenses (5)	$5,908	$5,140	$5,766	$5,353

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q2 2021	Q2 2020	6M 2021	6M 2020
Net revenues from vessels	27,832	9,042	48,230	22,381
Less: Voyage expenses	5,285	4,361	10,567	10,060
Net operating revenues	22,547	4,681	37,663	12,321
Operating days	1,122	863	2,055	1,764
TCE rate	$20,095	$5,424	$18,327	$6,985

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q2 2021	Q2 2020	6M 2021	6M 2020
Vessel operating expenses	8,879	4,677	14,428	9,742
Less: Pre-delivery expenses	2,002	-	2,002	-
Vessel operating expenses excluding pre-delivery expenses	6,877	4,677	12,426	9,742
Ownership days	1,164	910	2,155	1,820
Daily Vessel Operating Expenses	5,908	5,140	5,766	5,353

Net Loss to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q2 2021	Q2 2020	6M 2021	6M 2020
Net income/(loss)	1,961	(11,286)	640	(19,629)
Add: Net interest and finance cost	4,277	5,556	8,307	11,244
Add: Depreciation and amortization	4,520	3,674	8,337	7,308
EBITDA	10,758	(2,056)	17,284	(1,077)
Add: stock based compensation	528	207	1,931	589
Adjusted EBITDA	11,286	(1,849)	19,215	(488)

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock based compensation, which the Company believes is not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q2 2021	Q2 2020	6M 2021	6M 2020
Interest and finance costs, net	(4,277)	(5,556)	(8,307)	(11,244)
Add: Amortization of deferred finance charges	985	177	1,702	349
Add: Amortization of convertible note beneficial conversion feature	61	1,279	1,238	2,416
Add: Amortization of other deferred charges	333	149	174	302
Cash interest and finance costs	(2,898)	(3,951)	(5,193)	(8,177)

Second Quarter and Recent Developments:

Update on Vessel Acquisitions and Time-Charter Agreements

Deliveries and Time Charters Commencement

During the first half, the Company has agreed to acquire six high-quality Japanese Capesize bulkers and has taken delivery of five, while the sixth vessel is scheduled to be delivered in August. All newly acquired units have been fixed on medium to long-term time charters as of their respective deliveries.

M/V Hellasship

In May 2021, the Company took delivery of the 181,325 dwt Capesize bulk carrier, built in 2012 in Japan, which was renamed M/V Hellasship. The M/V Hellasship was fixed on a time charter with NYK Line, a leading Japanese shipping company and operator. The T/C commenced on May 10, 2021 and will have a term of minimum 11 to maximum 15 months. The gross daily rate of the T/C is based at a premium over the BCI.

M/V Flagship

In May 2021, the Company took delivery of the 176,387 dwt Capesize bulk carrier, built in 2013 in Japan, which was renamed M/V Flagship. The M/V Flagship is the second vessel of the Company’s fleet time-chartered to Cargill International S.A. ("Cargill"). The daily hire is based on the BCI, while the Company has the option to convert the index-linked hire to fixed for a minimum period of three months to a maximum of 12 months based on the prevailing Capesize FFA curve. The rate is 102% of the BCI minus $1,325 per day. The term of the T/C is 5 years from the delivery of the vessel to Cargill, which took place on May 10, 2021.

M/V Patriotship

In June 2021, the Company took delivery of the 181,709 dwt Capesize bulk carrier, built in 2010 in Japan, which was renamed M/V Patriotship.  The M/V Patriotship has been fixed on a time charter with a major European cargo operator. The T/C commenced on June 7, 2021 and will have a term of minimum 12 to maximum 15 months. The gross daily hire is $31,000.

M/V Tradership

In June 2021, the Company took delivery of the 176,925 dwt Capesize bulk carrier, built in 2006 in Japan, which was renamed M/V Tradership. The M/V Tradership has been fixed on a time charter with a major South Korean industrial company. The T/C commenced on June 15, 2021 and will have a term of minimum 11 to maximum 15 months. The gross daily rate of the T/C is based on the BCI.

M/V Worldship

In May 2021, the Company agreed to acquire a 181,415 dwt Capesize bulk carrier, built in 2012 in Japan, which will be renamed M/V Worldship. The M/V Worldship has been fixed on a T/C with a world-leading U.S. commodity trading company, at a gross daily rate of $31,750 for a period of minimum 12 to maximum16 months. The T/C is expected to commence immediately upon the vessel’s upcoming delivery, which is anticipated within August 2021.

Vessel Replacement

M/V Friendship

In July 2021, the Company took delivery of the 176,952 dwt Capesize bulk carrier, built in 2009 in Japan, which was renamed M/V Friendship. The M/V Friendship has been fixed on a time charter with NYK Line, a leading Japanese shipping company and operator. The T/C will commence promptly, upon finalization of the customary handover process and will have a term of minimum 17 to maximum 24 months. The gross daily rate of the T/C is based on 102% of the BCI.

M/V Leadership

Additionally, the Company has agreed to sell the 2001-built M/V Leadership to an unaffiliated party for a net sale price of $12.0 million. The substitution will improve the average age of the Company’s fleet. The vessel's delivery to her new owners is anticipated within September 2021.

Financing Updates

During the second quarter, the Company has successfully concluded new financings and refinancing of $104.3 million and has received a commitment letter for a loan facility of up to $13.0 million.

Alpha Bank S.A.

On May 20, 2021, the Company entered into a $37.45 million credit facility to (i) refinance the existing facilities of $25.5 million secured by the M/V Leadership and the M/V Squireship and (ii) finance the previously unencumbered M/V Lordship. The earliest maturity date of the facility will be in December 2024 and the interest rate is 3.5% plus LIBOR per annum.

Aegean Baltic Bank S.A.

On April 22, 2021, the Company entered into a credit facility for an amount of $15.5 million secured by the M/V Goodship and the M/V Tradership. The facility has a term of 4.5 years, with latest maturity date falling in December 2025 and bears interest of LIBOR plus 4% per annum.

Cargill International S.A.

On May 11, 2021, the Company entered into a sale and leaseback transaction with Cargill to partially fund the acquisition cost of the M/V Flagship. The financing amount is $20.5 million at an implied interest rate of approximately 2% all-in, fixed for five years.

New Financing Agreement of $30.9 million

In June 2021, the Company successfully concluded the financing of two of its new acquisitions, the 2012-built Capesize M/V Hellasship and the 2010-built M/V Patriotship through a sale and leaseback agreement with a major Chinese financial institution. The vessels were sold and chartered back on a bareboat basis for a five-year period, the combined financing amount is $30.9 million and the applicable interest rate is LIBOR + 3.50% p.a.

Alpha Bank Commitment Letter - Friendship

In July 2021, the Company obtained a commitment letter from Alpha Bank S.A. for a loan facility of up to $13.0 million, in order to finance the acquisition of the 2009-built Capesize M/V Friendship. The interest rate will be LIBOR plus 3.25% p.a., and the term of the loan will be four years. The facility will be repaid through 4 quarterly instalments of $0.7 million followed by 12 quarterly instalments of $0.38 million and a balloon of $5.7 million payable together with the last instalment. The new loan facility will be structured as an additional loan tranche in the existing Alpha Bank facility secured by the M/Vs Lordship, Squireship and Leadership mentioned above.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2021	December 31, 2020*
ASSETS
Cash and cash equivalents, restricted cash and term deposits	56,394	23,651
Vessels, vessel held for sale and advances for vessels’ acquisitions, net	367,897	256,737
Other assets	16,483	14,857
TOTAL ASSETS	440,774	295,245

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt and other financial liabilities	203,829	169,762
Convertible notes	16,196	14,516
Other liabilities	21,335	15,273
Stockholders’ equity	199,414	95,694
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	440,774	295,245

        * Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenues:
Vessel revenues	28,867	9,341	50,023	23,148
Commissions	(1,035)	(299)	(1,793)	(767)
Vessel revenue, net	27,832	9,042	48,230	22,381
Expenses:
Voyage expenses	(5,285)	(4,361)	(10,567)	(10,060)
Vessel operating expenses	(8,879)	(4,677)	(14,428)	(9,742)
Management fees	(348)	(251)	(629)	(503)
General and administrative expenses	(2,566)	(1,786)	(5,296)	(3,145)
Depreciation and amortization	(4,520)	(3,674)	(8,337)	(7,308)
Operating income/(loss)	6,234	(5,707)	8,973	(8,377)
Other income / (expenses):
Interest and finance costs, net	(4,277)	(5,556)	(8,307)	(11,244)
Other, net	4	(23)	(26)	(8)
Total other expenses, net:	(4,273)	(5,579)	(8,333)	(11,252)
Net income/(loss)	1,961	(11,286)	640	(19,629)

Net income/(loss) per common share, basic and diluted	0.01	(0.65)	0.01	(2.05)
Weighted average number of common shares outstanding, basic	160,171,874	17,478,283	137,590,311	9,588,854
Weighted average number of common shares outstanding, diluted	174,592,644	17,478,283	152,052,538	9,588,854

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. On a ‘fully-delivered’ basis, the Company's fleet will consist of 16 Capesize vessels with an average age of 11.4 years and aggregate cargo carrying capacity of 2,829,631 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com